SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX	+1 202 736 8715 SVONALTHANN@SIDLEY.COM

June 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Claire Erlanger

Eiko Yaoita Pyles

Re:	Penguin Solutions, Inc.

Form 10-K for the Fiscal Year Ended August 30, 2024

Filed October 24, 2024

Form 10-Q for the Quarterly Period Ended February 28, 2025

Filed April 2, 2025

File No. 001-38102

Ladies and Gentlemen:

On behalf of our client, Penguin Solutions, Inc. (the “Company”), we acknowledge receipt of comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated May 20, 2025 (the “Comment Letter”) concerning the Company’s annual report on Form 10-K for the fiscal year ended August 30, 2024, filed October 24, 2024 and quarterly report on Form 10-Q for the quarter ended February 28, 2025, filed April 2, 2025.

The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. As communicated to the Staff by voicemail, the Company hereby requests an extension to respond by June 18, 2025. This additional time will enable the necessary internal review and coordination with external advisors related to the Company’s response to the Comment Letter.

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Thank you for your consideration in reviewing the above request. Please contact Sara von Althann of Sidley Austin LLP at (202) 736-8715 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Sara von Althann
Sara von Althann

cc:	Nate Olmstead, Penguin Solutions, Inc.

Anne Kuykendall, Penguin Solutions, Inc.

Martin Wellington, Sidley Austin LLP